                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C.  20549

                                SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                              (Amendment No. 3)

NAME OF ISSUER: Waban Inc.

TITLE OF CLASS OF SECURITIES: Common Stock

CUSIP NUMBER: 929394-100

Check the following box if a fee is being paid with this statement:   [   ]

CUSIP NO. 929394-100

(1)     Names of Reporting Persons                      MELLON BANK CORPORATION
        SS or IRS Identification Nos. Of Above Person   IRS No. 25-1233834

(2)     Check the Appropriate Box if a Member of a Group (See Instructions)
                                                        (a)  (   )   (b)  (   )

(3)     SEC Use Only

(4)     Citizenship or Place of Organization            United States

Number of Shares          (5)     Sole Voting Power         1,900,000
Beneficially
Owned by Each             (6)     Shared Voting Power            0
Reporting Person
With                      (7)     Sole Dispositive Power    2,035,000

                          (8)     Shared Dispositive Power    103,000

(9)     Aggregate Amount Beneficially Owned by Each Reporting Person  2,138,000


(10)    Check if the Aggregate Amount in Row (9) Excludes Certain
        Shares (See Instructions)                                  (   )

(11)    Percent of Class Represented by Amount in Row (9)           6.51

(12)    Type of Reporting Person (See Instructions)                   HC

                      SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549

                                 SCHEDULE 13G
               (Under the Securities and Exchange Act of 1934)

Item 1(a)   Name of Issuer: Waban Inc.

Item 1(b)   Address of Issuer's Principal Executive Offices:
                                                             One Mercer Rd.
                                                             Natick, MA  01760

Item 2(a)   Name of Person Filing:   Mellon Bank Corporation and any other
                                     reporting person(s) identified on the
                                     second part of the cover page(s).

Item 2(b)   Address of Principal Business Office, or if None, Residence:
                                                 c/o Mellon Bank Corporation
                                                 One Mellon Bank Center
                                                 Pittsburgh, Pennsylvania 15258
                                                 (for all reporting persons)

Item 2(c)   Citizenship:                          United States

Item 2(d)   Title of Class of Securities:         Common Stock

Item 2(e)   CUSIP Number: 929394-100

Item 3      See Item 12 of cover page(s) ("Type of Reporting
            Person") for each reporting person.

                BK =  Bank as defined in Section 3(a)(6) of the Act

                IV = Investment Company registered under Section 8 of the Investment Company Act

                IA = Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940

                EP = Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see
                      Section 240.13-d(1)(b)(1)(ii)(F)

                HC = Parent Holding Company, in accordance with Section 240.13-d(1)(b)(1)(ii)(G)

Item 4   Ownership:   See Items 5 through 9 and 11 of cover page(s)
                      as to each reporting person.

The amount beneficially owned includes, where appropriate, securities not outstanding which are subject to options, warrants, rights or conversion privileges that are exercisable within 60 days. The filing of this Schedule 13G shall not be construed as an admission that Mellon Bank Corporation, or its direct or indirect subsidiaries, including Mellon Bank, N.A., are for the purposes of Section 13(d) or 13(g) of the Act, the beneficial owners of any securities covered by this Schedule 13G.

The following information applies if checked:   (   )   Mellon Bank,
N.A. is the trustee of the issuer's employee benefit plan (the "Plan"), which is subject to ERISA. The securities reported include all shares held of record by Mellon Bank, N.A. as trustee of the Plan. The reporting person, however, disclaims beneficial ownership of all shares that have been allocated to the individual accounts of employee participants in the Plan for which directions have been received and followed.

Item 5   Ownership of Five Percent or Less of a Class:   If this
statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more
than five percent of the class of securities, check the following  (   )

Item 6   Ownership of More than Five Percent on Behalf of Another
Person:   All of the securities are beneficially owned by Mellon Bank
Corporation and direct or indirect subsidiaries in their various fiduciary capacities. As a result, another entity in every instance is entitled to dividends or proceeds of sale. The number of individual accounts holding an interest of 5% or more is ( 0 ).

Item 7   Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported by the Parent Holding Company:    See Exhibit I.

Item 8   Identification and Classification of Members of the Group:     N/A

Item 9   Notice of Dissolution of Group:                                N/A

Item 10   Certification:   By signing below I certify that, to the
best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. This filing is signed by Mellon Bank Corporation on behalf of all reporting entities pursuant to Rule 13d-1(f)(1) promulgated under the Securities and Exchange Act of 1934, as amended.

Date:  January 18, 1996

MELLON BANK CORPORATION


By:   WILLIAM L. DAWSON
    ---------------------
      William L. Dawson
      Senior Vice President

                                   EXHIBIT I


The shares reported on the attached Form 13G are beneficially owned by the following direct or indirect subsidiaries of Mellon Bank
Corporation, as marked (X):


(A)     ( X )   Boston Safe Deposit and Trust Company
        (   )   Boston Safe Deposit and Trust Company of California
        (   )   Boston Safe Deposit and Trust Company of New York
        ( X )   Mellon Bank, N.A.
        (   )   Mellon Bank (Delaware) National Association
        (   )   Mellon Bank (MD)

(B)     ( X )   Franklin Portfolio Associates Trust
        (   )   Laurel Capital Advisors
        ( X )   Mellon Capital Management Corporation
        ( X )   Mellon Equity Associates
        (   )   The Boston Company Advisors, Inc.
        (   )   The Boston Company Financial Strategies, Inc.
        ( X )   The Boston Company Asset Management, Inc.
        ( X )   The Dreyfus Corporation
        (   )   Dreyfus Management, Inc.


        The Item 3 classification of each of the subsidiaries listed under (A) above is "Item 3(b) Bank as defined in Section 3(a)(6) of the Act."


        The Item 3 classification of each of the subsidiaries listed under (B) above is "Item 3 (e) Investment Advisor registered under
Section 203 of the Investment Advisers Act of 1940."